Exhibit 4.9

[* * *] Portions of this agreement were omitted and a complete copy of this agreement has been provided separately to the Securities and Exchange Commission pursuant to the company’s application requesting confidential treatment under Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

OEM SUPPLY AGREEMENT

THIS OEM SUPPLY AGREEMENT (this “Agreement”) is made and entered into as of this 3rd day of December, 2015 (the “Effective Date”) between FUJIFILM Dimatix, Inc., a corporation organized under the laws of the State of Delaware, with a place of business at 2230 Martin Avenue, Santa Clara, CA 95050 (“Fujifilm”) and Kornit Digital Technologies Ltd., a corporation organized under the laws of Israel with a place of business at 12 Ha'Amal St., Afek Park, Rosh-Ha 'Ayin 4809246, Israel (collectively, “Customer”). Fujifilm and Customer shall each be referred to herein as a “Party” and collectively, the “Parties”.

WHEREAS, Fujifilm has agreed to sell, and Customer has agreed to purchase, certain Fujifilm Products (as defined herein) solely for integration with, and/or for use in connection with, development of proprietary Customer Products and for resale of such proprietary Customer Products to Third Party Customers (as defined herein); and

WHEREAS, the purchase and sale of Fujifilm Products to Customer shall be subject to and in accordance with the terms and conditions of this Agreement.

NOW THEREFORE, the Parties hereby agree as follows:

1.	Definitions

1.1           “Affiliate” means any corporation, partnership, association, or other entity with respect to which a Party, directly or indirectly through a subsidiary, has not less than a majority beneficial ownership, but only while that ownership relationship exists.

1.2           "Customer Products” means a digital printer, printing system or Print Engine, designed, manufactured or marketed by or on behalf of Customer, on a retail, distribution or OEM sales basis, which incorporates one or more Printhead(s) that have been purchased from Fujifilm.

1.3           “Claim” has the meaning set forth in Section 9.1.

1.4           “Confidential Information” has the meaning set forth in Schedule 4.

1.5           “Contingent Payment” means the contingent payment set forth in Schedule 2.

1.6           “Discloser” has the meaning set forth in Schedule 4.

1.7           “Dispute” has the meaning set forth in Section 10.1.

1.8           “Force Majeure Event” has the meaning set forth in Section 10.5.

1.9           “Fujifilm Products” means Hardware as may be supplied by Fujifilm to Customer under this Agreement.

1.10       “Hardware” means Printheads, printing assemblies, Print Engines and other ink jet devices supplied by Fujifilm to Customer.

1.11       “Ink” means printing inks and other materials such as functional fluids which are jetted by Printheads.

1.12       “Intellectual Property” or “Intellectual Property Rights” have the meaning set forth in Schedule 4.

1.13       “OEM Customer(s)” means Person(s) that purchase Fujifilm Products to integrate with OEM Customer products for resale.

1.14       “Person” means a partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture, individual or other entity.

1.15       “Printhead” means a device manufactured by or under license from Fujifilm that jets fluids on demand. Such device may be comprised of, but is not limited to, the following elements: (i) one or more piezoelectric fluid actuators (such as PZT), fluid channels, and nozzles; (ii) fluid storage, filtration, deaeration, heating or cooling, and interconnects; (iii) air or other gas channels, inlets and outlets, and interconnects; (iv) electronic driver and interface circuitry, data path electronics, and electrical interconnects; and (v) mechanical registration and alignment features, and mounting hardware; all as set forth in the Technical Specifications of each specific Printhead purchased by the Customer under this Agreement and such other features or functions that may become part of Printheads in the future subject to the provisions of Section 9 below.

1.16       “Print Engine” means a device comprised of one or more Printheads and at least one of the following: (i) mechanical means for aligning multiple Printheads (e.g., printbar); (ii) image datapath and/or upstream drive electronics; (iii) components for moving and controlling the movement of Printheads; (iv) paper path and/or print media transport; (v) ink supply components; (vi) Printhead maintenance system; and (vii) power supplies.

1.17       “Printed Media” has the meaning set forth in Schedule 3.

1.18       “Recipient” has the meaning set forth in Schedule 4.

1.19       “Reserved Market(s)” means those fields and/or applications defined in Schedule 3.

1.20       “Technical Specifications" means the technical and quality specifications of a Fujifilm Product, and other data relating to the design, manufacture and functionality of such Fujifilm Product, which are made available to the Customer as of the date hereof or on the date upon which such Product is being initially purchased by the Customer which, subject to the provisions of Section 9 below may be modified from time to time by Fujifilm and then made available to Customer.

1.21       “Term” has the meaning set forth in Section 7.

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1.22       “Third Party” means any Person except Fujifilm, Customer and their respective Affiliates.

1.23       “Third Party Customer(s)” means any third party purchaser of the Customer Products from Customer including, by way of example and not of limitation, any end-user or remarketer.

1.24       “Work Product” has the meaning set forth in Schedule 4.

2.	Product Supply

2.1           All Fujifilm Products will be supplied by Fujifilm to Customer in accordance with the terms and conditions of this Agreement.

2.2           Customer represents and warrants to Fujifilm that it is not purchasing the Fujifilm Products for personal, family or household purposes, but exclusively for development and resale of Customer Products to Third Party Customers or for OEM agreements between Customer and Third Party Customers for the sale of such Third Party Customer products with Fujifilm Products.

2.3           Schedule 1 attached hereto and made a part hereof sets forth additional terms and conditions governing the sale of Fujifilm Products to Customer.

2.4           All Fujifilm Products are warranted to be free of defects in materials and workmanship for a period of eighteen (18) months from date of shipment by Fujifilm. For any Fujifilm Products labeled as pre-production release or prototypes, warranty coverage will be on materials and workmanship only and for a period of three (3) months from date of shipment. Fujifilm Products repaired or replaced under warranty will carry coverage for the balance of warranty period for such Fujifilm Products from when such Fujifilm Products were returned to Fujifilm.

2.5           During the above warranty period, Fujifilm will, at its option, repair, replace or credit the purchase price of Fujifilm Products which prove to be defective in materials or workmanship as stated above. Customer must return Fujifilm Products to the facility designated by Fujifilm. Customer shall obtain a return materials authorization number and shipping instructions from Fujifilm, follow the proper cleaning/flushing procedures in accordance with the applicable product manual, and return the product shipping charges prepaid. Shipping charges for all agreed warranty returns will be paid by Fujifilm and Customer shall pay for shipping for all rejected warranty returns. Warranty excludes all costs of customs clearance and any other related charges. All replaced products shall become the property of Fujifilm.

2.6           The foregoing warranty shall not apply to defects that result from:

(i)	improper installation, use, storage, care or maintenance by Customer or its customers;
(ii)	modification, alteration, neglect or abuse of, or damage to, a Fujifilm Product caused by any Person other than Fujifilm or its Affiliate;

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(iii)	operation of a Fujifilm Product not in accordance with Fujifilm product manual recommendations, including power and environmental specifications; or
(iv)	externally induced contamination (including but not limited to premature drying or curing of inks in the nozzles).

2.7           THE WARRANTIES EXPRESSLY STATED IN THIS AGREEMENT ARE EXCLUSIVE AND IN LIEU OF ALL OTHER WARRANTIES, EXPRESS AND IMPLIED, AND ALL FUJIFILM PRODUCTS AND ANY SERVICES PROVIDED BY FUJIFILM HEREUNDER OR OTHERWISE ARE PROVIDED “AS IS,” AND “AS AND WHERE AVAILABLE,” AND WITH ALL FAULTS. WITHOUT LIMITING THE FOREGOING, FUJIFILM SPECIFICALLY DISCLAIMS ANY WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, TITLE AND NON-INFRINGEMENT, AND ANY WARRANTIES ARISING OUT OF A COURSE OF DEALING. Determination of the suitability of the FUJIFILM products FOR a THIRD PARTY CUSTOMER’S INTENDED OR DESIRED USES is the sole responsibility of Customer AND/OR SUCH THIRD PARTY CUSTOMER, AND FUJIFILM shall have no responsibility in connection therewith.

2.8           Schedule 2 attached hereto and made a part hereof sets forth the prices and any related special terms and conditions applicable to the purchase of Fujifilm Products. All Fujifilm Products released for general availability to OEM Customers will be made available for sale to Customer under this Agreement. Schedule 2 may be updated to include new or additional Fujifilm Products by an amendment to this Agreement signed by Customer and Fujifilm. No purchase order or other document submitted by Customer shall modify or supersede any provision of this Agreement.

2.9           Customer will pay to Fujifilm the Contingent Payment in accordance with the procedure set forth in this Section 2.11. To the extent that the Contingent Payments falls below the Maximum Amount set forth in subsection C of Schedule 2, then Customer will provide Fujifilm with a written report, no later than thirty (30) days following the end of each calendar quarter during the Term, describing (i) the amount and total price of all Ink sold by the Customer, leased or otherwise disposed of by Customer, for use with any Customer Product during such period, together with a detailed calculation sufficient to establish a statement of Contingent Payment due for such quarter, and (ii) Contingent Payment, if any, due pursuant to Schedule 2 for Customer Products sold during such period. For Contingent Payment lower than the Maximum Amount, Customer will pay any Contingent Payment due together with such report. In connection with payments lower than the Maximum Amount, Fujifilm shall have the right to audit the books and records of Customer [* * *] during the Term ([* * *]) to verify the Contingent Payment paid and the applicable quarterly reports. The audit shall be pre-coordinated with Customer and shall be conducted by an accounting firm designated by Fujifilm and pre-coordinated with Customer. If any such audit discloses an underpayment of Contingent Payment, Customer will pay the shortfall immediately upon receipt of written notice. If such shortfall exceeds [* * *] percent ([* * *]%) of the Contingent Payment due, Customer shall also reimburse Fujifilm for the costs of the audit.

[* * *] Portions of this agreement were omitted and a complete copy of this agreement has been provided separately to the Securities and Exchange Commission pursuant to the company’s application requesting confidential treatment under Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

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2.10 Fujifilm acknowledges that Customer’s development of Customer Products depends upon Fujifilm’s technological roadmap for the Fujifilm Products. In order to maintain the Parties current cooperation, Fujifilm will, on a [* * *] basis during the Term, exercise its best efforts to disclose to Customer’s authorized representative its then-expected technological roadmap for the Fujifilm Products for the next [* * *] ([* * *]) years, subject to the confidentiality and ownership of intellectual property provisions set forth in this Agreement and Schedule 4.

3.	Limitation of Liability.

NEITHER PARTY SHALL BE LIABLE TO THE OTHER PARTY OR ITS AFFILIATES FOR ANY INDIRECT, SPECIAL, INCIDENTAL OR CONSEQUENTIAL DAMAGES (INCLUDING, WITHOUT LIMITATION, LOSS OF PROFIT, REVENUE, BUSINESS OR OPPORTUNITY), WHETHER BASED IN CONTRACT, TORT OR ANY OTHER LEGAL THEORY, OR FOR THE COST OF SUBSTITUTE GOODS, EVEN IF SUCH PARTY HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES IN ADVANCE.

FUJIFILM’S MAXIMUM LIABILITY FOR EACH CLAIM (OTHER THAN FOR FRAUD) BY CUSTOMER, CUSTOMER AFFILIATES, THIRD PARTY CUSTOMERS OR ANY OTHER THIRD PARTIES ARISING OUT OF OR RELATED TO THIS AGREEMENT SHALL NOT EXCEED, IN THE AGGREGATE, THE GREATER OF [* * *] PERCENT ([* * *]%) OF PAYMENTS FOR FUJIFILM PRODUCTS MADE BY THE CUSTOMER TO FUJIFILM DURING THE [* * *] ([* * *]) MONTH PERIOD PRECEDING A CLAIM OR U.S. $[* * *]. NOTWITHSTANDING THE FOREGOING, FUJIFILM’S TOTAL LIABILITY FOR ALL CLAIMS (OTHER THAN FOR FRAUD) ARISING OUT OF OR RELATED TO THIS AGREEMENT SHALL NOT EXCEED, IN THE AGGREGATE, [* * *]DOLLARS (U.S. $[* * *]).

THE PARTIES HAVE RELIED UPON THE LIMITATIONS SET FORTH HEREIN IN DETERMINING WHETHER TO ENTER INTO THIS AGREEMENT. THE REMEDIES PROVIDED TO CUSTOMER AND ITS AFFILIATES IN THIS AGREEMENT ARE EXCLUSIVE.

4.	Distribution Rights

4.1           Fujifilm hereby grants Customer a non-exclusive right to sell, lease and use Fujifilm Products and components thereof for, and/or integrated with, Customer Products on a worldwide basis to Third Party Customers or for OEM agreements between Customer and Third Party Customers for the sale of such Third Party Customer products with Fujifilm Products, provided that:

(i)	all Reserved Markets are hereby excluded;

[* * *] Portions of this agreement were omitted and a complete copy of this agreement has been provided separately to the Securities and Exchange Commission pursuant to the company’s application requesting confidential treatment under Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

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(ii)	Hardware may be sold by Customer only as integral components of Customer Products, or as spare or replacement parts for Customer Products;

(iii)	Customer shall not sell Fujifilm Ink for use other than in conjunction with Customer Products; and

(iv)	to maintain the non-exclusive rights under this Section 4.1, Customer must fulfill its obligation to pay the Contingent Payment pursuant to Section 2.11 at all times, if applicable.

4.2          To the extent Customer may directly or indirectly market Customer Products, Fujifilm Products, or other items under this Agreement, Customer may do so under any present or future Customer or Customer Affiliate trademark or product designation, or OEM partner trademark or product designation, as applicable. Customer shall refer to any product so designated, in all Customer sales proposals, advertising literature, and otherwise, as a Customer or Customer Affiliate product. Customer may ship those products in containers bearing the Customer or Customer Affiliate logo, class and serial number of the product, and all other information or markings desired by Customer or required by law. Customer shall not use the Fujifilm name or any Fujifilm trademark, service mark or logo in connection with the sale of Customer Products, whether directly to Third Party Customers or indirectly as an OEM manufacturer to such Third Party Customers, absent a separate written trademark license agreement between the Parties.

5.	Confidential Information and Intellectual Property Rights

5.1           In connection with the supply of Fujifilm Products and related activities contemplated hereunder, which may include [* * *] as mutually agreed by the Parties, the Parties may share their respective Confidential Information on a voluntary basis to facilitate the success of, and rapid time to market, of Customer Products. In order to foster a constructive and solution-oriented environment, the Parties agree to define and handle Confidential Information disclosures and Intellectual Property Rights from and after the Effective Date in accordance with Schedule 4 attached hereto and made a part hereof.

5.2          Except as expressly authorized in writing by Fujifilm, Customer will not use Fujifilm’s name, trademarks, logos or service marks or refer to Fujifilm or any of its Affiliates directly or indirectly in any customer list, advertising, sales presentation, news release, or release to any professional or trade publication, or for any other purposes without Fujifilm’s prior written approval of such use and of the form and substance of the reference.

6.	[* * *]

6.1    [* * *].

[* * *] Portions of this agreement were omitted and a complete copy of this agreement has been provided separately to the Securities and Exchange Commission pursuant to the company’s application requesting confidential treatment under Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

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7.	Term and Termination

7.1           The Term shall commence on the Effective Date and shall expire four (4) years after the Effective Date, unless this Agreement is earlier terminated pursuant to Section 7.2 below (the “Initial Term”). Unless this Agreement is earlier terminated, the Agreement will be extended at the end of the Initial Term by a three (3) year period, and then unless earlier terminated, by successive one (1) year periods (each, a “Renewal Term”) unless either Party notifies the other Party ninety (90) days prior to the end of the Initial Term, or the applicable Renewal Term, that it does not want the Agreement to renew. The Initial Term and each Renewal Term shall be collectively referred to as the “Term.”

7.2           This Agreement may be terminated prior to expiration of the Term if any of the following occurs:

(i)	Fujifilm and Customer may at any time agree in writing to terminate this Agreement.

(ii)	If Customer fails to pay Fujifilm any amount due hereunder, then Fujifilm shall have the right to terminate this Agreement if Customer does not cure such failure within sixty (60) days after receipt of a written notice from Fujifilm stating the facts on which Fujifilm based its determination that such a failure occurred. However if the Customer believes that the required payment was already disbursed or is not due in accordance with the terms of this Agreement, the Customer may deposit the disputed amount with a trustee until dispute is resolved. Amounts held by the trustee shall be considered “paid” for the purpose of this subsection and be further transferred upon resolution of such dispute in accordance with the provisions of Section 10.1.

(iii)	Subject to Article 10 below, if either Party breaches any of its material obligation under this Agreement and such breach is not cured within ninety (90) days after receipt of a written notice from the non-breaching Party, the non-breaching Party shall have the right to terminate this Agreement.

(iv)	If the Parties cannot agree on the amended prices in accordance with Schedule 2hereto, the Customer shall have the right to terminate this Agreement within one hundred and eighty days (180) of expiration of the then existing agreed upon prices if notified by Fujifilm that prices are amended despite disagreement of Customer. During such 180 day period, existing prices will remain in effect.

(v)	Should Customer be of the reasonable opinion that then existing Fujifilm Products does not meet its changing technological requirements, it will be entitled to terminate this Agreement by prior written notice to Fujifilm of one hundred and eighty (180) days.

7.3           All financial obligations due and owing whether or not invoiced as of the effective date of termination shall survive termination. All forecasts and purchase orders not accepted by Fujifilm prior to the effective date of termination shall terminate without liability or consequence to either Party as of the effective date of termination. All sales of Customer Products which include Fujifilm Products purchased in accordance with this Agreement prior to the effective date of termination shall remain in full force and effect.

[* * *] Portions of this agreement were omitted and a complete copy of this agreement has been provided separately to the Securities and Exchange Commission pursuant to the company’s application requesting confidential treatment under Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

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7.4           Notwithstanding any termination of this Agreement, the indemnification provisions in Section 9 shall survive the termination of this Agreement with no time limitation and the confidentiality clauses in Section 5 shall continue in effect for a period of five (5) years after the date of disclosure of Confidential Information.

8.	Product Change

8.1           Fujifilm will notify Customer of any expected change in a Product comparing the original Technical Information that affects form, fit, or function of such Product or if such change may affect or otherwise adversely impact quality or reliability of the respective Product.

8.2           The notification by Fujifilm will be provided to the Customer in writing at least [* * *] (“Product Change Notice Period”) before the implementation of any change. Such notice will include, but not be limited to:

-	[* * *],
-	[* * *],
-	[* * *],
-	[* * *]
-	[* * *],
-	[* * *]; and
-	[* * *].

8.3           Fujifilm and Customer will cooperate during the Product Change Notice Period, or for a longer period as may be mutually agreed in writing by the parties [* * *] among other things by providing information and access to allow such transition to Customer Product, if applicable.

8.4           In the event that Fujifilm and Customer are unable to adjust the Customer Products to meet Customer’s technical requirements during the Product Change Notice Period or any written extension thereof, then upon expiration of the Product Change Notice Period or any written extension thereof, Customer may issue a final non-cancellable blanket purchase order for Fujifilm Products (not including the change) in quantities not to exceed the volume of Fujifilm Products purchased by Customer during the [* * *] period immediately preceding the date of Customer’s prior purchase order for Fujifilm Products. Customer hereby agrees to take delivery of all ordered quantities of Fujifilm Products within [* * *] from the date of Customer’s blanket purchase order. Notwithstanding the foregoing, Fujifilm’s obligation to supply Fujifilm Products under this Section 8.4 shall be subject to the availability of raw materials necessary to manufacture the Fujifilm Products. In no event will Fujifilm be required to purchase necessary raw materials upon unreasonable terms and/or at unreasonable prices in order to meet its obligations hereunder.

[* * *] Portions of this agreement were omitted and a complete copy of this agreement has been provided separately to the Securities and Exchange Commission pursuant to the company’s application requesting confidential treatment under Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

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9.	Indemnification; Infringement of Third Party Rights

9.1           Fujifilm shall, at its expense, investigate, defend and, at its option, settle any Third Party claims against Customer that a Fujifilm Product infringes or otherwise violates any issued patent, copyright, mask work, trademark, trade secret, or proprietary right of any Third Party (each, a “Claim”), and Fujifilm shall fully indemnify and hold Customer, its Affiliates and each of their respective directors, officers, employees and agents harmless against any claim, allegation, suit, liability, loss, damage, judgment, settlement, cost or expense (including reasonable attorney’s fees) arising out of, or related to a Claim. Fujifilm shall have sole authority to defend and settle such Claim, and Customer shall provide reasonable assistance in connection with such defense at Fujifilm’s expense to the extent such settlement does not impose any admission of liability or other undertakings by the Customer. If an injunction issues against Fujifilm’s sale of a Fujifilm Product, or in Fujifilm’s opinion an injunction is likely to issue against Fujifilm, then Fujifilm may, at its option and expense, use reasonable efforts to: (i) obtain rights sufficient in scope to allow Fujifilm to continue to sell the allegedly infringing Fujifilm Product, or (ii) replace or modify that Fujifilm Product so that it becomes non-infringing, subject to the notification provisions set forth in Section 8. The foregoing states the entire obligation of Fujifilm and the sole remedy of Customer with respect to an infringement Claim, injunction, threatened injunction or the like.

Fujifilm shall not be obligated hereunder to the extent (i) Customer fails to promptly give Fujifilm notice of a Claim, appropriate authority to settle or defend a Claim, or fails to promptly provide the information and assistance reasonably necessary to conduct the defense of a Claim, unless such delayed notice did not adversely affect Fujifilm’s ability to defend such Claim, or (ii) a Claim arises from or is based upon (a) use by Customer, its Affiliates or any Third Party of a Fujifilm Product in a manner for which it was not intended, (b) any enhancements, modifications, alteration or implementation of a Fujifilm Product, (c) the combination of a Fujifilm Product with any item, information, devices or processes that Fujifilm did not directly furnish to Customer pursuant to this Agreement or (d) alleged infringement or violation of any patents, copyrights, mask works, trade secrets, trademarks, or proprietary or other information which result from Fujifilm’s compliance with Customer’s designs, specifications or instructions.

9.2           Customer shall fully indemnify, defend and hold Fujifilm, its Affiliates and each of their respective directors, officers, employees and agents harmless against any claim, allegation, suit, liability, loss, damage, judgment, settlement, cost or expense other than with respect to a Claim, (including reasonable attorneys’ fees) arising out of, or related to (i) any gross negligence or intentionally tortious acts or omissions of Customer or its agents, (ii) Customer's use or sale of any Customer Product or, (iii) any breach of the terms of this Agreement by Customer.

9.3           Fujifilm shall indemnify, defend and hold Customer, its Affiliates and each of their respective directors, officers, employees and agents harmless against any expense, judgment or loss arising out of (i) gross negligence or intentionally tortious acts or omissions of Fujifilm or its agents or (ii) any breach of the terms of this Agreement by Fujifilm, except to the extent that Customer is obligated to indemnify Fujifilm under Section 9.2 above.

10.	Miscellaneous

10.1         In the event of a disagreement between the Parties in connection with the performance of this Agreement and such disagreement is not reconciled by the normal commercial personnel of the Parties (a “Dispute”), the Vice President of Marketing & Sales (or his/her designee) of Fujifilm and his/her counterpart at Customer will negotiate in good faith to attempt to resolve such Dispute. If the Dispute is not resolved within [* * *] ([* * *]) days from the commencement of such discussions, then Chief Executive Officer (or his/her designee) of Fujifilm and his/her counterpart at Customer will meet and attempt in good faith to reach resolution. Such senior executives shall have at least [* * *] ([* * *]) days from the expiration of the previous [* * *] ([* * *]) day period to resolve the Dispute. The Parties must complete the foregoing dispute resolution process before serving written notice on the other Party alleging a material breach of this Agreement. Notwithstanding the foregoing, either Party may seek injunctive relief in a court of competent jurisdiction without the necessity of posting a bond to protect its Intellectual Property or Confidential Information.

[* * *] Portions of this agreement were omitted and a complete copy of this agreement has been provided separately to the Securities and Exchange Commission pursuant to the company’s application requesting confidential treatment under Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

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10.2         Fujifilm and Customer are contractors independent of one another. Nothing in this Agreement is intended to or shall constitute either Party as an agent, legal representative, partner, joint venture, franchisee, employee, or servant of the other Party for any purpose. Neither Party shall make any contract, agreement, warranty, or representation on behalf of the other Party, or incur any debt or other obligation in the other Party’s name, or act in any manner which has the effect of making that Party the apparent agent of the other Party; and neither Party shall assume liability for, or be deemed liable as a result of, any such action by the other Party. Neither Party shall be liable by reason of any act or omission of the other Party in the conduct of its business or for any resulting claim or judgment, including without limitation those arising from oral or written statements the other Party makes in connection with its marketing efforts (other than statements made in reliance on written information which the first Party furnishes to the other Party).

10.3         Neither Party may assign this Agreement or any of their respective rights and obligations under this Agreement without the express written consent of the other Party before that assignment, except that either Party may without the other Party’s prior consent assign this Agreement to an Affiliate or to a successor in interest by way of a merger, or a successor in ownership of all or substantially all of its assets. Any assignment under this Section 10.3 will not relieve the assigning Party of its outstanding financial obligations, if any, incurred before the assignment. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns.

10.4         A waiver of a default of any term of this Agreement shall not be construed as a waiver of any later default of that provision or as a waiver of the provision itself. A Party’s performance after the other Party’s default shall not be construed as a waiver of that default.

10.5         Neither Party shall be liable to the other party in any way for failure or delay in carrying out the terms of this Agreement due to any cause or circumstance beyond its reasonable control, including, but not limited to, any act of God, fire, flood, war, explosion, labor difficulties, inability to obtain necessary labor or materials, interruption of transportation, civil commotion, and acts of any governmental authority (each a “Force Majeure Event”). In no event will Fujifilm be required to purchase any products and/or services in the marketplace to meet its obligations hereunder or be required to purchase materials and/or services necessary upon unreasonable terms and/or at unreasonable prices in the event of any Force Majeure Event. During any shortage of Products and/or inability to provide services due to a Force Majeure Event, Fujifilm shall apportion and allocate Products and/or services among itself its Affiliates and customers. Fujifilm shall exercise its commercially reasonable efforts to continue its performance under this Agreement as soon as reasonably practicable following any Force Majeure Event. Fujifilm abides by an internal Business Continuity Plan dated May 27, 2015, a copy of which was provided to Customer. Company acknowledges that Fujifilm may modify or update such Business Continuity Plan from time to time.

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10.6         Each term of this Agreement is severable. If a court having jurisdiction determines that any term is invalid or unenforceable under applicable law, that determination shall not affect the other terms of this Agreement, which other terms shall continue to be enforced as if the invalid or unenforceable provisions were omitted. In such event, the Parties agree to negotiate in good faith the severed provision in question and replace it with a lawful provision that most nearly embodies the original intention of the Parties.

10.7         The state and federal law of the State of Rhode Island, United States of America, shall govern the interpretation and enforcement of this Agreement and any dispute arising out of or related to this Agreement, without giving effect to any conflict of laws principles that may cause the law of any other jurisdiction to apply.

10.8         Except as this Agreement otherwise provides, no amendment to this Agreement shall be binding unless agreed to in a writing executed by Fujifilm and Customer, and no approval, consent, or waiver shall be enforceable unless signed by the granting Party. The pre-printed terms of any order (including, without limitation, a purchase order), acknowledgment, or other form do not amend this Agreement. No document shall be deemed to amend this Agreement by implication.

10.9         This Agreement, together with the Schedules, Exhibit and Appendix attached hereto, states the complete agreement between Fujifilm and Customer concerning the subject matter hereof, and supersedes all earlier oral and written communications between Fujifilm and Customer concerning the subject matter hereof.

10.10       All notices, consents, approvals and other communications hereunder shall be in writing and shall be deemed given if delivered personally or sent by overnight courier service, or e-mail, promptly confirmed by overnight courier service, as set forth below, addressed to the Parties at the following addresses (or at such other address for a Party as shall be specified by like notice, provided that notice of a change of address shall be effective only upon receipt):

If to Fujifilm:

Chief Executive Officer and President	Legal Department
FUJIFILM Dimatix, Inc.	FUJIFILM Holdings America Corporation
2230 Martin Avenue	200 Summit Lake Drive
Santa Clara, California 95050	Valhalla, New York 10595
E-mail: mschoeppler@fujifilm.com	E-mail: legaldepartment@fujifilm.com

If to Customer:

Chief Executive Officer	Aviv Avidan-Shalit
Kornit Digital Technologies Ltd.	Meitar Liquornik Geva Leshem Tal
12 Ha'Amal St., Afek Park	16 Aba Hillel St.
Rosh-Ha 'Ayin 4809246, Israel	Ramat Gan, Israel
Email: Gabi.Seligsohn@kornit.com	avivav@meitar.com

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Any notice, consent, approval and other communication if delivered personally or sent by overnight courier service shall be deemed given when so delivered (or delivery refused), and, in the case of e-mail, upon receipt of transmission if before the receiving Party’s normal business hours, or on the next business day if receipt of transmission was after the receiving Party’s normal business hours, and in either event, if confirmed by courier as set forth above.

10.11      This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. The Parties agree that signatures by electronic mail in “portable document format” (“.pdf” format), or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, or by a combination of such means, shall be deemed a valid and binding execution of this Agreement.

AGREED TO AND ACCEPTED BY:

FUJIFILM DIMATIX, INC.		KORNIT DIGITAL TECHNOLOGIES LTD.

By:	/s/Martin Schoeppler	By:	/s/ Guy Avidan	/s/Ofer Sandelson
	Name: Martin Schoeppler	Name:	Guy Avidan	Ofer Sandelson
	Title: CEO and President	Title:	CFO	COO
	Date: January 9, 2016		Date: Dec. 3, 2015	Dec. 5, 2015

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SCHEDULE 1

ADDITIONAL TERMS AND CONDITIONS

1.1. FORECASTS AND PRODUCTION ESTIMATES: Customer will provide Fujifilm with a [* * *] forecast of Fujifilm Product requirements; provided, however, that orders placed hereunder are non-cancelable and non-deferrable beginning [* * *] prior to the applicable scheduled delivery date. Customer will provide Fujifilm with [* * *] advance notice to add significant additional manufacturing capacity. Fujifilm may not be able to meet orders as a result of changes in or requirements in excess of those set forth in [* * *] forecasts. Furthermore, the Parties agree to use their reasonable efforts, particularly during significant ramp periods, to coordinate, communicate and level out product delivery requirements so that Customer's requirements and Fujifilm’s capacity are matched as closely as possible. Production estimates are not guaranteed, but result from careful analysis of Customer's submitted requirements and present reasonably expected output under normal conditions.

1.2 ORDERS: Customer will order Fujifilm Products through the issuance of purchase orders at least [* * *] in advance of the requested delivery dates. All preprinted terms and conditions on purchase orders are superseded entirely by the terms and conditions of this Agreement. Each purchase order will (i) adequately identify the Fujifilm Product ordered by use of Fujifilm’s product code, (ii) set forth the requested quantity, and (iii) specify the requested delivery method and date. Purchase orders must be in writing and may be sent via e-mail or facsimile to Fujifilm’s Customer Service group. To confirm its acceptance of each purchase order, Fujifilm will issue to Customer an acknowledgment of such purchase order in writing or sent via e-mail or facsimile within five (5) business days of receipt. If Customer does not receive an acknowledgment of a purchase order within this timeframe, Customer should contact Fujifilm immediately to follow up on the status of the order.

Upon receipt of any purchase order submitted in accordance with this Agreement, Fujifilm will either: (i) accept the order, which will establish the delivery date; or (ii) notify Customer of Fujifilm’s proposed delivery date, if Fujifilm is unable to deliver the Fujifilm Product in the amounts and/or at the time or times requested. Once accepted, this will become the commitment date. If Fujifilm cannot fulfill Customer's purchase orders due to a shortage of any Fujifilm Product, Fujifilm shall use its reasonable efforts to satisfy Customer's purchase requirements as closely as possible.

1.3 PRICES: Prices are exclusive of any applicable federal and state taxes such as excise and use taxes which will be separately shown on invoices. Prices are [* * *] (Incoterms 2010). Specification changes by Customer may affect prices. Customer must provide Fujifilm with a certificate for exemption from state taxes where applicable.

1.4 PAYMENT AND SECURITY:

1.4.1 Payment shall be made by Customer within [* * *] of invoice date. For the purpose of securing payment of amounts due Fujifilm from the Customer hereunder, Customer hereby grants to Fujifilm: (i) a continuing first purchase money security interest in the Fujifilm Products to be shipped hereunder, and all accessions thereto and substitutions therefor; and (ii) a continuing purchase money security interest in all of the proceeds of the foregoing. If Customer fails to make payment to Fujifilm of any invoice for any Fujifilm Product shipped by Fujifilm within [* * *] of the date of such invoice, or should Customer become insolvent or be a party to any bankruptcy or receivership proceeding prior to full payment of all amounts payable hereunder, Fujifilm may, notwithstanding any other provisions herein set forth, exercise any and all of its rights as a secured creditor under applicable law, including without limitation: (a) refuse to make further shipments to Customer; (b) with demand or notice to Customer declare the entire amount unpaid immediately due and payable; and (c) sell any or all of said products as permitted under applicable law, applying the proceeds of the sale to the expenses of retaking, repairing and selling said products, reasonable attorney’s fees and the satisfaction of all indebtedness then due and unpaid. Any surplus shall be paid to Customer and any deficiency shall be paid to Fujifilm by Customer. All past due amounts shall accrue a delinquency charge at the rate of [* * *] percent ([* * *]%) per month. The provisions of Section 7.2(ii) in connection with payments to a trustee in case of a dispute shall apply to payments hereunder.

[* * *] Portions of this agreement were omitted and a complete copy of this agreement has been provided separately to the Securities and Exchange Commission pursuant to the company’s application requesting confidential treatment under Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

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1.4.2 The foregoing notwithstanding, if Fujifilm, in its sole discretion, determines any Customer to have insufficient credit worthiness, Fujifilm reserves the right to (i) require payment of all or a portion of the invoice amount in advance of commencing work on or shipping any order, or (ii) require full payment in less than [* * *] from the invoice date of any order. For orders shipped outside the United States, payment may be made by (i) a bank draft on a bank acceptable to Fujifilm, or (ii) by a confirmed, irrevocable letter of credit naming Fujifilm as beneficiary with order or other terms as arranged by Fujifilm. Any charges related to such letter of credit or other payment arrangement shall be for Customer's account.

1.4.3 Nothing herein shall require Fujifilm to ship Fujifilm Products to Customer if any of the requirements in this Schedule 1 are not fulfilled by Customer.

1.5 DELIVERY: Delivery to a public carrier at Fujifilm’s manufacturing facility, consigned as Customer directs, shall constitute transfer of the shipment’s title, ownership, possession, and property to Customer at point of such delivery. Such carrier will thereafter be deemed as acting for Customer and the shipment will be at Customer's risk. Fujifilm Products will be delivered to Customer in packaging reasonably acceptable to Customer, given shipment, warehousing and storage requirements. Customer will advise Fujifilm in writing of any special packaging and/or labeling requirements at the time of placing an order. Customer will pay the cost of any special packaging and/or special labeling.

1.6 DISCONTINUANCE: Fujifilm may, at its option, discontinue any Fujifilm Product supplied under this Agreement; provided, however, that: (i) Fujifilm gives Customer at least twelve (12) months prior written notice of any planned discontinuance (“Product Discontinuance Notice Period”); and (ii) Fujifilm provides Customer with an end of life purchase program to be mutually agreed upon in writing by both parties, which shall include replacement spares and technical support for the Fujifilm Products for a period of [* * *] from date of discontinuance notice. Upon expiration of the Product Discontinuance Notice Period, Customer may issue a final non-cancellable blanket purchase order for discontinued Fujifilm Products in quantities not to exceed the volume of Fujifilm Products purchased by Customer during the Product Discontinuance Notice Period. Customer hereby agrees to take delivery of all ordered quantities of discontinued Fujifilm Products within [* * *] from the date of Customer’s blanket purchase order. Notwithstanding the foregoing, Fujifilm’s obligation to supply discontinued Fujifilm Products under this Section 1.6 shall be subject to the availability of raw materials necessary to manufacture the discontinued Fujifilm Products. In no event will Fujifilm be required to purchase necessary raw materials upon unreasonable terms and/or at unreasonable prices in order to meet its obligations hereunder.

1.7 CANCELLATION OR RETURNS: If Fujifilm agrees to the cancellation by Customer of an order within [* * *] of scheduled delivery, all future work thereon will be stopped by Fujifilm as soon as reasonably possible and a cancellation charge will be rendered in the amount of the costs incurred to the date of stoppage plus [* * *] percent ([* * *]%), less allowances Fujifilm may be able to make for standard components and salvage. Cancellations as to any completed Fujifilm Products shall not be effective and the order will be shipped and billed to Customer at the order prices.

[* * *] Portions of this agreement were omitted and a complete copy of this agreement has been provided separately to the Securities and Exchange Commission pursuant to the company’s application requesting confidential treatment under Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

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SCHEDULE 2

PRICES FOR FUJIFILM PRODUCTS

A.	PRINTHEADS and JETTING ASSEMBLIES (includes standard packaging)*

PART NUMBER	DESCRIPTION	ORDER QTY	UNIT PRICE

05536	Nova JA 256/80 AAA	[* * *]	$[* * *]

09493	Galaxy JA 256/80 AAA	[* * *]	$[* * *]

22140	PQ-256/35 JM	[* * *]	$[* * *]
22168	PQ-256/85 JM	[* * *]	$[* * *]
31397	PWR-256/35 JM	[* * *]	$[* * *]

27389	SG1024 MA	[* * *]	$[* * *]
27400	SG1024-MA 2C	[* * *]	$[* * *]

*All prices under this Section A are fixed until December 31, 2016.

B.	PRICE INCREASES

Beginning twelve (12) months after the Effective Date, and/or from time to time thereafter, Fujifilm may, by a written notice delivered ninety (90) days in advance to Customer, increase prices of Fujifilm Products if Customer’s volume decreases by [* * *] percent ([* * *]%) from the volume taken in the preceding [* * *] ([* * *]) months. A price increase cannot be more than [* * *] percent ([* * *]%) annually of the price paid by Customer for Fujifilm Products listed on this Schedule 2. Price increases will not apply to orders that are non-cancelable and non-deferrable (pursuant to Schedule 1) at the time of notice of the increase. Any notice of price increase in accordance with the foregoing shall constitute an amendment to this Schedule 2.

C.	CONTINGENT PAYMENT

For each calendar year during the Term of this Agreement, Customer shall pay to Fujifilm a contingent payment at the rate of two and one-half percent (2.5%) of the total gross revenue received by Customer (less returns, allowances, sales and use taxes) for sales of Ink by Customer to Third Party Customers for use in Customer Products, not to exceed a contingent payment to Fujifilm in the amount of U.S. $[* * *] per year.

D.	REBATE PROGRAM

Customer shall earn a per machine rebate for Galaxy JA 256/80 AAA Printheads (7 printheads per machine) that are used in the Kornit Breeze Direct on Garment Entry Level Printer. The rebate will be $[* * *] per printer shipped by Kornit ($[* * *] rebate x 7 printheads) to a Third Party Customer. This rebate offer will continue in effect until December 31, 2016. The rebate will be issued to Customer as a credit to be used by Customer toward future Fujifilm Product purchases.

[* * *] Portions of this agreement were omitted and a complete copy of this agreement has been provided separately to the Securities and Exchange Commission pursuant to the company’s application requesting confidential treatment under Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

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SCHEDULE 3

RESERVED MARKETS

“Reserved Market” means monochrome or spot color (as opposed to process color) applications for printing Product Identification Information (as defined below):

(i) directly onto products or onto the packaging for products;

(ii) in a product manufacturing or distribution environment; and

(iii) using a system:

(a) incorporating less than [* * *] Dollars ($[* * *])* of Printheads, or

(b) in the case of printing packaging or labels, using a system having a selling price of less than [* * *] Dollars ($[* * *])* (excluding materials handling subsystems), or

(c) in the case of printing on products, using a system having a selling price less than [* * *] Dollars ($[* * *])* (excluding materials handling subsystems).

An application that does not meet all of the criteria set forth in (i), (ii) and (iii) above is outside the Reserved Market. For purposes of this Schedule 3, “Product Identification Information” means date or lot codes, bar codes, serial and part numbers, prices, manufacturer’s name, ingredients, nutritional data, instructions, warnings or other product-related or manufacturer-related information.

In addition to the above limits, the Reserved Market does not include:

1.	any system that combines Product Identification Information and information other than Product Identification Information;
2.	any system that uses process color printing, whether alone or in combination with monochrome or spot color printing;
3.	any system that jets fluids other than human-perceivable inks, such as conductive fluids for electronics, bio materials for analysis, etc. (referred to herein as “Functional Fluids”), whether jetting Functional Fluids alone or in combination with human-perceivable inks;
4.	printing using inks that are invisible to the naked eye, including but not limited to infrared ink;
5.	printing of goods where the primary value of the goods is the printed content, such as documents, posters, signs, etc. (referred to herein as “Printed Media”); and
6.	any system used in commercial printing environments (for example, where Printed Media is produced) or other environments outside of manufacturing and distribution environments.

* In January of each year after 2005, the price thresholds set forth above are adjusted for inflation or deflation. The price thresholds in effect on any date will be available upon request.

[* * *] Portions of this agreement were omitted and a complete copy of this agreement has been provided separately to the Securities and Exchange Commission pursuant to the company’s application requesting confidential treatment under Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

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SCHEDULE 4

CONFIDENTIALITY AND INTELLECTUAL PROPERTY RIGHTS

Confidentiality:

“Confidential Information” means all data, information and materials that a Party (“Discloser”) deems to be confidential and proprietary to it or its subsidiaries or affiliates and which Discloser discloses to the other Party (“Recipient”) during the Term: (i) in writing or other tangible form clearly marked “CONFIDENTIAL” or with other similar legend; or (ii) orally or other intangible form if, at that time of initial disclosure, Discloser advises Recipient that the data, information and materials are confidential. Notwithstanding the foregoing, information that is disclosed without the marking or identification set forth in (i) and (ii) above, but which should be reasonably understood by Recipient to be proprietary or confidential to Discloser because of the circumstances of disclosure, or due to the nature of the information itself, shall be deemed Confidential Information of Discloser and treated as confidential in accordance with the terms set forth in the Agreement and this Schedule 4.

Confidential Information does not include any data, information and materials which Recipient can show by written documentation is:

(a)	already known to Recipient at the time of disclosure;
(b)	at the time of disclosure or thereafter generally known in the public domain through no wrongful act of Recipient;
(c)	received from a Third Party free from any obligation of confidentiality, if the Third Party does not restrict Recipient from disclosing the information;
(d)	independently developed by or for Recipient without use of or reference to the Confidential Information of Discloser;
(e)	disclosed by Discloser to a Third Party without restrictions on disclosure; or
(f)	required to be disclosed pursuant to court order or applicable law; provided, however, that Recipient shall promptly, and in any event prior to complying therewith, notify Discloser in writing and allow Discloser a reasonable opportunity to seek a protective order or other appropriate remedy. Upon Discloser’s written request and at Discloser’s expense, Recipient shall take reasonable steps to assist Discloser in contesting such request, requirement or order or otherwise protecting Discloser’s rights.
(g)	With respect to Customer, information (including a copy of this Agreement) that the Customer may be required, in the context of a registration statement or periodic report, to file with the Securities and Exchange Commission (the “SEC”) or otherwise under the US Securities Act of 1933, as amended, and the US Securities Exchange Act of 1934, as amended; provided, however, that Customer shall first notify Fujifilm in writing of any such filing requirement and shall allow Fujifilm a reasonable opportunity (but no more than five (5) business days) to review and redact any documents or materials containing the Confidential Information of Fujifilm. Upon Fujifilm’s request, Customer shall take reasonable commercial efforts (as shall be advised by Customer's legal advisors) to request confidential treatment of the Confidential Information of Fujifilm from the SEC, however, if such request be rejected by the SEC, the Customer shall act as shall be further ordered by the SEC in connection with such disclosure.

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During the Term and for a period of five (5) years after the date of disclosure of Confidential Information, Recipient shall (i) safeguard the Information against unauthorized use and disclosure using at least the same degree of care that Recipient uses to protect its own confidential and proprietary information, but in no event shall use less than reasonable care; (ii) not use the Confidential Information for any purpose other than the purpose for which such Confidential Information was disclosed under this Agreement; (iii) not disclose the Confidential Information to any Third Party, except that Recipient may disclose Confidential Information to those of its employees and affiliates directly concerned with this Agreement and on a need-to-know basis only, provided that Recipient informs each recipient of the confidential nature of the Confidential Information and each recipient agrees to be bound by confidentiality obligations at least as restrictive as those contained herein; and (iv) not cause or permit the reverse engineering, reverse assembly or reverse compilation of any Confidential Information or include any Confidential Information in any patent or patent application. All Confidential Information delivered by or on behalf of Discloser under this Agreement are and shall remain the property of Discloser. At Discloser’s written request, or upon termination of Recipient’s right to possess the Confidential Information, Recipient shall promptly return to the Discloser, or destroy and certify the destruction of, all Confidential Information and any copies thereof.

Except for strict compliance with the terms and conditions of this Agreement and any NDA, including, but not limited to, confidentiality obligations and respect for Intellectual Property Rights (as defined below), Recipient is not (i) restricted from independently developing new products, improving existing products, or marketing any new, improved, or existing products that may be similar to Discloser’s products or services, as long as such development is performed without use of or reliance on, and does not embed any of the Discloser’s Confidential Information; or (ii) committed to disclose any particular information or to develop, make, use, buy, sell, or otherwise dispose of any existing or future product, or to favor or recommend any product or service of Discloser.

Recipient agrees that a breach of the confidentiality obligations herein may result in irreparable harm to Discloser. In seeking enforcement of any of the obligations set forth in the Agreement or this Schedule 4, Discloser shall therefore be entitled to seek injunctive and other equitable relief to prevent or restrain any breach. Notwithstanding the foregoing, nothing herein shall be construed as prohibiting Discloser from pursuing any other remedies that may be available to it, whether at law or in equity.

The Parties may have executed a written non-disclosure agreement prior to the Effective Date of this Agreement (the “NDA”) that will remain in full force and effect in accordance with the terms of the NDA, but which shall only govern confidential information disclosed prior to the Effective Date hereof. The provisions of this Agreement and this Schedule 4 shall govern any Confidential Information relating to this Agreement disclosed on or after the Effective Date hereof.

Intellectual Property Rights:

Each Party will retain its existing Intellectual Property Rights as of the Effective Date and nothing in this Agreement will amend that understanding or serve as an implied grant of license to such Intellectual Property Rights. For the purposes of this Agreement, “Intellectual Property” and “Intellectual Property Rights” are defined as inventions and/or works and any and all rights under U.S. and/or foreign patents, trade secrets, know-how, copyrights, trademarks, and other industrial or intangible property rights of a similar nature; all rights pursuant to grants and/or registrations worldwide in connection with the foregoing and all other rights with respect thereto; all rights under applications for any such grant or registration, all rights of priority under international conventions to make such applications and the right to control their prosecution, and all rights under amendments, continuations, divisions, and continuations-in-part of such applications; and all rights under corrections, reissues, patents of addition, extensions, and renewals of any such grant, registration, and/or right. Furthermore, each Party will own the full and unrestricted Intellectual Property Rights relating to all materials, documentation, software, know-how, inventions, processes, procedures, data, information and materials developed by a Party pursuant to this Agreement (“Work Product”) developed solely by its employees, agents, representatives and consultants, and all Intellectual Property Rights therein, provided that such Work Product was developed without breaching the provisions of this Schedule 4 (including the NDA incorporated by reference).

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Notwithstanding anything to the contrary, any Technical Specifications, Fujifilm Products and any improvement, modification, or alteration thereto (collectively, “Improvements”) shall remain the property of Fujifilm and in the case that an invention by employees, agents, representatives or consultants of Customer, either solely or jointly with employees, agents, representatives or consultants of Fujifilm, is made with respect to the Technical Specifications and/or the Fujifilm Products, Customer agrees, and hereby does, assign any all right title and interest in such inventions and improvements to Fujifilm.

Notwithstanding anything to the contrary, any Customer Products and any improvement, modification or alteration thereto developed by Customer (collectively “Customer Improvements”) shall remain the property of Customer.

Subject to the preceding language, any other invention by employees, agents, representatives or consultants of Customer, jointly with employees, agents, representatives or consultants of Fujifilm, made in connection with this Agreement, will be jointly owned. In such event the Parties shall agree on an agreed upon filing strategy, collaborate in good faith in preparing the application and shall grant each other the right to freely use and exploit such patents, subject to appropriate arrangements relating to sub-licensing of such patents and other matters the Parties may deem appropriate.

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